Mail Stop 3010

August 5, 2009

Mr. Michael Gilligan
Principal Financial Officer
DB Commodity Services LLC
60 Wall Street
New York, NY 10005

> **Re: Powershares DB G10 Currency Harvest Fund**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **File No. 1-33020**
>
> **DB G10 Currency Harvest Master Fund**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **File No. 1-33021**

Dear Mr. Gilligan:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

General

1. We note that you have incorporated certain disclosure by reference to your
   prospectus dated May 14, 2008, and that you have filed the prospectus as Exhibit
   99.1. Please file all relevant pages from your prospectus as an exhibit to the Form
   10-K in accordance with Instruction G of Form 10-K and Rule 240.12b-23(a)(3)
   of the Exchange Act. See also the Division's Compliance and Disclosure
   Interpretations on Exchange Act Forms, Question 104.11.

Item 1. Business, page 1

Fund Investment Overview, page 1

2. We note that the Master Fund invests with a view to tracking changes, whether
   positive or negative, in the level of the Index. Please tell us whether your trading
   system is discretionary or systematic and whether there have been any changes in
   your trading system over the past year. Confirm that you will provide similar
   disclosure in your future filings.

The Managing Owner, page 4

3. We note that the Managing Owner's experience is "limited." Please describe to us
   in more detail the actual experience of the Managing Owner. Confirm that you
   will provide similar disclosure in your future filings.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Liquidity, page 26

4. Please tell us whether you have been subject to margin calls. If so, quantify the
   amount of such margin calls in your most recent three fiscal years and confirm
   that you will provide similar disclosure, as applicable, in your future filings.

Results of Operations

For the years ended December 31, 2008 and 2007 and the period ended December 31,
2006, page 32

5. We note that the Index returned -27.80% for the year ended December 31, 2008,
   and that the fund share net asset performance decreased 28.78%. We further note

your disclosure that the gains of the long index currency positions in the British pound did not exceed the losses on the long positions in the Australian Dollar, New Zealand Dollar and the Norwegian Krone, and the losses of the short index currency positions in the Swedish Krona, Japanese Yen and Swiss Franc. Please provide us with a more detailed discussion of changes in the fund's net asset performance, including a description of the losses, and discuss any trends or uncertainties that contributed to the significant decrease in NAV. Describe changes in the underlying index and the value of contracts in the fund's portfolio that resulted in overall changes to the NAV. Also, to the extent that changes in net asset value reflect material changes in interest income, please describe the impact and reasons for changes in your interest income. Confirm that you will provide similar disclosure in your future filings.

Financial Statements

General

6. Please tell us how you have complied with Article 3 of Regulation S-X to provide separate financial statements for the Fund and Master Fund, as each are considered separate registrants.

Consolidated Statements of Income and Expenses, page 46

7. Please revise your statement to present your Net income (loss) on a per-share basis. Please refer to SFAS 128 and SAB Topic 4.F. In addition, please revise your Selected Financial Data on page 20 to disclose this information as well.

Notes to Consolidated Financial Statements

(4) Summary of Significant Accounting Policies

(l) Organizational and Offering Costs, page 55

8. We note that all organizational and offering expenses of the Fund and Master Fund are incurred and assumed by the Managing Owner. Please tell us, and clarify in future filings, whether the Fund or Master Fund is responsible to the Managing Owner for reimbursement of such payments.

Item 9A. Controls and Procedures, page 61

9. Please revise to provide disclosure regarding the disclosure controls and procedures and internal control over financial reporting for DB G10 Currency Harvest Master Fund. We note that your report generally uses the term "Fund" to refer to the Fund and the Master Fund collectively. We believe, however, that

you should provide separate disclosure regarding controls and procedures for each separate registrant. Provide similar disclosure regarding disclosure controls and procedures in Item 4 of your quarterly reports on Form 10-Q.

Item 11. Executive Compensation, page 63

10. We note that DB Commodity Services LLC receives a monthly management fee of $1/12^{th}$ of 0.75% of the daily net asset value per share at the end of each month. Please revise your disclosure to clarify, if true, that this fee is payable monthly in arrears and disclose when any amounts incurred, but not yet paid at the end of the year, are paid. Confirm, if accurate, that the fee is based on NAV per share rather than total NAV. In addition, please quantify any brokerage fees paid to any affiliate of DB Commodity Services LLC. Please supplementally provide us your proposed disclosure.

Item 15. Exhibits and Financial Statement Schedules

Exhibits 31.1 and 31.2

11. We note that you have included the title of the certifying individual when identifying such individual at the beginning of the certification. As your certifications must be signed in a personal capacity, please confirm to us that in future filings your certifications will exclude the title of the certifying individual from the opening sentence. Please also ensure that the certifications of your current principal executive and financial officers are in the exact form set forth in Item 601(b)(31) of Regulation S-K.

12. We note that you have provided certifications relating only to PowerShares DB G10 Currency Harvest Fund. Considering that DB G10 Currency Harvest Master Fund is a separate registrant for purposes of reporting under the 1934 Act, you should also provide certifications relating to that registrant. Please amend your 10-K and all subsequent 10-Qs to include the appropriate certifications.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please submit a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information

investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Staff Attorney, at (202) 551-3391 or Jennifer Gowetski, Staff Attorney, at (202) 551-3401 with regard to legal comments.

Sincerely,

Kevin Woody
Branch Chief